                                                -------------------------------
                                                /        OMB APPROVAL         /
                                                -------------------------------
                                                / OMB Number:       3235-0145 /
                                                / Expires:  December 31, 1997 /
                                                / Estimated average burden    /
                                                / hours per response .. 14.90 /
                                                 ------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                              Celgene Corporation
________________________________________________________________________________
                               (Name of Issuer)


                      Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   151020104
        _______________________________________________________________
                                (CUSIP Number)


                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 7, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 151020104
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Citadel Limited Partnership
                FEIN No.: 36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4              AF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   As of the date for the filing of this
                                 statement, the reporting person has voting and
      SHARES                     dispositive power over (i) shares of Series A
                                 Preferred Stock which are convertible into
    BENEFICIALLY                 484,227 shares of Common Stock, (ii) Warrants
                                 exercisable into 26,088 shares of Common Stock
   OWNED BY EACH                 and (iii) 421,638 shares of Common Stock.
                   -----------------------------------------------------------
     REPORTING            SHARED VOTING POWER
                     8
    PERSON WITH                  -0-

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                                 See item 7 above.

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.95% as of the date for the filing of this statement. (Based on 10,783,373 shares of Common Stock issued and outstanding as of March 1, 1997, plus the Common Stock issuable upon the conversion and exercise of the securities referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

     This is the second amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with sales of the issuer's common stock by affiliates of the reporting person.

Item 5. Interest in Securities of the Issuer

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, and other shares of Common Stock owned by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively owned Preferred Stock for which they originally paid $3,000,000 ("Preferred Stated Value"), Warrants exercisable into 26,088 shares of Common Stock and 484,227 shares of Common Stock.

          As of any date (a "Conversion Date") all or a portion of the Preferred Stock may be converted into the number of shares of Common Stock determined by adding (i) the quotient determined by dividing the Preferred Stated Value of such securities by a conversion price ("Preferred Face CP") equal to the lesser of (A) $18.81 and (B) 85% of the average closing price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date and (ii) the quotient determined by dividing an amount equal to 4.9% interest on the Preferred Stated Value of such securities from the Preferred Closing Date by a conversion price ("Preferred Accretion CP") equal to the average closing price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the 30 calendar days immediately preceding the Conversion Date.

          As a result, (i) if the Company's Common Stock is trading at a price less than $20.90, the Preferred Face CP will fluctuate depending upon the closing trade price of the Issuer's Common Stock, and (ii) the Preferred Accretion CP will fluctuate depending upon the closing trade price of the Issuer's Common Stock.

          As a consequence of the fluctuation in the Preferred Face CP and Preferred Accretion CP, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 931,953 shares of Common Stock representing 7.95% of the Issuer's Common Stock (based on (i) 10,783,373 shares of Common Stock issued and outstanding as reported by the Issuer as of March 1, 1997 in its most recent Form 10-K, (ii) a Preferred Face CP of $6.4607 and (iii) a Preferred Accretion CP of $8.0217).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, and the shares of Common Stock held by Nelson and Olympus, in each case, on behalf of Nelson and Olympus.

     (c) The following transactions with respect to the Issuer's common stock have been effected during the 61-day period ending April 7, 1997:



Transaction Date   Transacting Party   Transaction   Quantity   Price
----------------   -----------------   -----------   --------   -----

March 11, 1997     Nelson              Sell          3,350      $8.25
March 11, 1997     Olympus             Sell          1,650      $8.25
April 7, 1997      Nelson              Sell          20,000     $7.37

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and the shares of Common


                                                               Page 3 of 5 Pages

Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, and the Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.


                                                               Page 4 of 5 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 5, 1997                       Citadel Limited Partnership

                                         By:  GLB Partners, L.P.,
                                              its general partner

                                         By:  Citadel Investment Group, L.L.C.,
                                              its general partner

                                         By:  /s/Kenneth C. Griffin,
                                              ----------------------
                                              its manager


                                                               Page 5 of 5 Pages